Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)
Deutsche Börse

July 12, 2011

Vedomosti

12 July 2011

Interview with CEO NYSE EURONEXT

- Why have you come to Russia? Are you looking for new issuers?

- This is one of our tasks but it is not the main objective. I have been an active member of the World Economic Forum for a number of years but this is the first time I have come to the St. Petersburg Forum. The idea of visiting the Forum came up during a conversation I had with Mr. Gref earlier this year. We have come here to meet officials, our business partners and also issuers. I think this trip will be fruitful.

- What are the key regulatory changes that have happened since the crisis?

- In the post-crisis period there has not been that much new legislation or many new regulations with respect to financial markets. There has been a lot of discussion about what should happen or could happen but in fact the changes have been insignificant. The markets have been changing of their own accord and regulators and lawmakers probably need to put in a lot of work over the next year to ensure substantial changes to regulations and legislation.

- Why is NYSE Euronext losing out to London in the fight for Russian issuers?

- I think it is a combination of different factors. Some ten years ago when major Russian companies were listing their shares, US stock exchanges were their destination of choice. Then, after some legislation was passed, listing in the United States became more complicated. The London Stock Exchange seized the opportunity and managed to attract Russian issuers.

- What are you doing to attract Russian issuers?

- We are planning to set up a new stock exchange in London. It will be called NYSE Euronext London. I want to emphasize that it will be European not American – it will be integrated with all European stock markets. We are in a position to offer the best to Russian issuers eager to tap the global markets. For clients that want to list in Europe and in London, we offer a NYSE Euronext London listing as an alternative to the London Stock Exchange. We are also offering it to Russian clients who would like to list on US exchanges. A number of Russian issuers had recently announced plans to list on the LSE but then they changed their minds and postponed or pulled their offerings. I think that offering NYSE Euronext as a London exchange is a good opportunity for Russian issuers to attract a much broader range of international investors. I want to stress that this program was created first and foremost to complement London’s existing exchanges. Today companies from 60 countries list their shares on NYSE Euronext – many of them come from emerging markets where local exchanges cannot offer the same opportunities as NYSE Euronext.

- Which sectors are investors currently most interested in?

- I recently met with US investors. They are interested in the next wave of Internet companies – social media and networks. They have become much more selective compared to what we saw a couple of years ago. If before they were mostly after sector leaders and emerging market companies, today they are also looking at corporate quality.

- What is your view of the Internet company (social networks, etc.) IPO boom? Is it just another bubble like the dotcom one 10 years ago or are these excessive valuations justified?

- Company valuations are a function of investor behavior. I don’t feel that the current dotcom rise is another bubble. The situation today is different from what it was ten years ago – then there were a lot of small companies. Today investors are much more capable of valuing companies correctly. Back then investors did not have the appropriate tools or indicators to correctly value companies.

- Do you think the market will be bullish or bearish over the next year?

- Everybody is asking me about market behavior. I would like to avoid talking about which way the market is going to go. Here, I think, there are two counterbalances in action – on the one hand, corporate profits are going up and the market tends to go the same way, the market is becoming increasingly bullish. On the other hand, there are various social problems and unrest in some countries and that generates volatility. We should not forget that the global economy is recovering quite slowly.

- What is the outlook for creating an international financial center in Russia?

- I think that the International Financial Center is a step in the right direction. There has to be commitment to make it work.It will require patience and perseverance. Market foundations for this project are firm and reliable but Russia needs to set the right short-term priorities.

- Sberbank President Herman Gref has said that NYSE Euronext has a unique technological base. What is so special about your technologies?

- I am naturally delighted to hear that. But I think that no technology is definitive or perfect. Nevertheless we are proud of the transformation we have achieved turning our technology from run-of-the-mill into one of the most advanced.

- What is so unique about it?

- Over the last 3-4 years we have been analyzing both market and client needs and have managed to use and adopt all the latest technologies. This is why we consider our technologies to be the most advanced. We have set up two data processing centers: one in the United States not far from New York and the other in Europe, near London. To conduct global business it is very important to have the corresponding in-house capabilities, use cutting-edge technologies and if necessary use third-party technologies. This is why we are teaming up with leading companies offering applicable solutions.

- What advantages and disadvantages do you see in the recent wave of exchange mergers?

- Obviously, to be competitive you need scale. Also, to attract global capital your business has to be transparent. I think that the leading companies in our sector will be looking for ways to merge their business. Among the negatives I would mention the fact that the assets we manage often access the market through a single exchange in a country. And though the task of gaining certain market scale is important, we must also respect local markets, legislation and regulations, as well as the culture underlying the global business.

- Would you be interested in buying into a Russian exchange?

- We believe in the potential of emerging markets. In the near future we will be establishing cooperation as well as helping local markets and exchanges to develop. We will build partnership-based relationships and assist them in various fields, technology in particular. I am extremely flattered that President Medvedev has included me in the International Advisory Council. We currently have partnership agreements with the Shanghai Stock Exchange, the Tokyo, Warsaw and Qatar exchanges and I would like to see the same opportunities for partnership here in Russia – with MICEX, RTS or the joint stock exchange after they merge.

- What will stock exchanges be like in a hundred years? Will it be a single voice broker? Or the whole system on a single iPad?

- It will be dealt with by completely different people in a hundred years. If we take a short-term view – 5-10 years – I think our business will probably continue to develop the same way it is now. The exchange business has been around for over 200 years. Over this time it has evolved and transformed. Although stock exchanges will keep developing and perhaps the whole business could be moved into the virtual environment, I still think that for all the technological advances, they will still have a material base, a physical substance.

- NYSE is one of the last exchanges where brokers sit in the pit. Is this a tribute to tradition?

-. We think that it is very important to have not only good technologies but also not forget the human factor and human decisions. We would like to implement advanced technologies but still leave enough room for humans to make decisions. In my view it is not tradition but a deliberate decision that we took.

- When was the last seat bought?

- Our exchange has gone public having listed its shares and today there are no seats assigned to brokers. They just pay an annual license fee and get access to the market.

- Do you see robots as a threat and how do you protect yourselves from their development?

- The whole history of the development of stock exchanges demonstrates that they are not afraid of new technologies. This process leads to increased volumes and in turn to increased capabilities for the exchanges themselves. That is why we are not afraid of emerging technologies and in fact welcome them.

- Who of your Russian colleagues do you know and with whom do you occasionally communicate?

- I know Herman Gref very well and the head of MICEX, Ruben Aganbegyan, too. I am co-chairman of the IFC Committee and therefore have met Alexander Voloshin and Sergei Guriev.

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, has filed, and the SEC has declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com. Holders of Deutsche Börse shares who have accepted the exchange offer have certain withdrawal rights which are set forth in the offer document.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document as well amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.